Securities and Exchange Commission
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the Plan year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from _____ to _____

Commission file number ______

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

BANKATLANTIC SECURITY PLUS PLAN

BankAtlantic
1750 East Sunrise Blvd.
Ft. Lauderdale, Florida 33304

S.E.C. Registration No. 333-82489

B.	Name of issuer of the securities held pursuant to the plan and the address of the principal executive office:

BankAtlantic Bancorp, Inc.
1750 East Sunrise Blvd.
Ft. Lauderdale, Florida 33304

SIGNATURE
Report of Independent Certified Public Accountants
INDEPENDENT AUDITORS’ REPORT
Statements of Net Assets Available for Plan Benefits
Statement of Changes in Net Assets Available for Plan Benefits
Notes to Financial Statements
Schedule of Assets Held for Investment Purposes at End of Year
Schedule of Non-Exempt Transactions
EXHIBIT 23.1
Consent Of Independent Certified Public Accountants
EXHIBIT 23.2
INDEPENDENT AUDITORS’ CONSENT
Certification pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
Certification pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

BankAtlantic Security Plus Plan
Index to Financial Statements and Supplemental Schedules
December 31, 2002 and 2001

Page

Report of Independent Certified Public Accountants for the year ended December 31, 2002	1

Independent Auditors’ Report for the year ended December 31, 2001	2

Statements of Net Assets Available for Plan Benefits at December 31, 2002 and 2001	3

Statement of Changes in Net Assets Available for Plan Benefits for the Year Ended December 31, 2002	4

Notes to Financial Statements	5-12

Supplemental Schedules:

Schedule of Assets Held for Investment Purposes at End of Year	13

Schedule of Nonexempt Transactions	14

Independent Certified Public Accountant’s Consent for the Year Ended December 31, 2002	15

Independent Auditors’ Consent for the Year Ended December 31, 2001	16

Signatures and Certifications	17-18

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees of the BankAtlantic Security Plus Plan have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

BANKATLANTIC SECURITY PLUS PLAN

Date: June 26, 2003	By: /s/ James A White

James A. White, Administrator

Report of Independent Certified Public Accountants

To the Participants and Administrator of
BankAtlantic Security Plus Plan

In our opinion, the accompanying statement of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of Bank Atlantic Security Plus Plan (the “Plan”) at December 31, 2002, and the changes in net assets available for plan benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year and schedule of non-exempt transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Fort Lauderdale, Florida
June 23, 2003

INDEPENDENT AUDITORS’ REPORT

To the Participants and Administrator of
BankAtlantic Security Plus Plan
Fort Lauderdale, Florida

     We have audited the accompanying statement of net assets available for plan benefits of the BankAtlantic Security Plus Plan (the “Plan”), as of December 31, 2001.This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

     We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for plan benefits as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

Fort Lauderdale, Florida
June 7, 2002

BankAtlantic Security Plus Plan

Statements of Net Assets Available for Plan Benefits
December 31, 2002 and 2001

	2002	2001

Assets
Investments, at fair value
Short-term money market instruments	$2,216,491	$1,098,509
BankAtlantic Bancorp, Inc. Class A common stock	—	3,059,420
BankAtlantic stock fund	3,825,724	—
Mutual funds	16,932,978	17,220,231
Participants loans receivable	739,761	731,182

Total investments	23,714,954	22,109,342
Employer contributions receivable	2,380	1,167,649

Net assets available for plan benefits	$23,717,334	$23,276,991

The accompanying notes are an integral part of these financial statements.

BankAtlantic Security Plus Plan

Statement of Changes in Net Assets Available for Plan Benefits
For the Year Ended December 31, 2002

Additions to net assets attributed to Investment loss:
Net depreciation in fair value of investments	$(3,401,082)
Dividends	300,600
Interest	54,417

Net investment loss	(3,046,065)

Contributions:
Employer contributions	1,794,277
Employee contributions	3,368,216
Rollovers	397,399

Total contributions	5,559,892

Total additions	2,513,827
Deductions from net assets attributed to Benefits paid to participants	2,073,484

Net increase	440,343
Net assets available for benefits — beginning of year	23,276,991

Net assets available for benefits — end of year	$23,717,334

The accompanying notes are an integral part of these financial statements.

BankAtlantic Security Plus Plan

Notes to Financial Statements
December 31, 2002 and 2001

1. Description of the Plan

On May 1, 1987, BankAtlantic, (the “Employer” or the “Company”) established the BankAtlantic Security Plus Plan (the “Plan”). The following description of the Plan provides general information only. Readers should refer to the Plan agreement for more complete information.

General

The Plan is a defined contribution plan and, as such, is subject to some, but not all, of the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). It is excluded from coverage under Title IV of ERISA, which generally provides for guaranty and insurance of retirement benefits; and it is not subject to the funding requirements of Title I of ERISA. The Plan is, however, subject to those provisions of Title I and II of ERISA which, among other things, require that each participant be furnished with an annual financial report and a comprehensive description of the participant’s rights under the Plan, set minimum standards of responsibility applicable to fiduciaries of the Plan, and establish minimum standards for participation and vesting.

The Plan Administrator is an employee of the Company.

Eligibility of Participants

The Plan covers substantially all employees of the Company and subsidiaries and Levitt Corporation and subsidiaries. Participation occurs during any payroll period, after the completion of three months of service.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and the Company’s contribution and an allocation of Plan earnings. Allocations of Plan earnings are based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Vesting service is the number of Plan years, beginning with the participant’s date of hire, in which the participant accrued 1,000 or more service hours.

As of January 1, 2002, the Plan was amended and all subsequent employer match contributions are 100% vested. Prior to January 1, 2002 matching contributions were 20% vested after one year of service, and 20% for each additional year of service. Automatic 100% vesting occurs upon death, disability, plan termination or attainment of age 65.

BankAtlantic Security Plus Plan
Notes to Financial Statements
December 31, 2002 and 2001

Investment Options

Upon enrollment in the Plan, a participant may direct contributions in any of the following investment options at December 31, 2002:

•	American Funds Growth Fund — Fund seeks capital growth by investing primarily in common stocks and convertible securities.

•	American Funds U.S. Government Securities Fund — Fund seeks a high level of current income by investing primarily in securities backed by the full faith and credit of the U.S. government.

•	American Funds Washington Mutual Investors Fund — Fund seeks income and the opportunity for growth of principal by investing in common stocks or equivalent securities that are legal for the investment of trust funds in the District of Columbia.

•	American Funds EuroPacific Growth Fund — Fund seeks long-term growth of capital by investing primarily in equity securities of issuers domiciled in Europe or the Pacific Basin.

•	American Funds Bond Fund of America – Fund seeks high current income by primarily investing in securities rated A or better, including corporate bonds, U.S. government securities and money market instruments.

•	American Funds New Perspective Fund – Fund seeks long-term growth of capital by investments in blue chip companies based in the United States and abroad.

•	Oakmark Equity – Fund seeks current income and preservation and growth of capital by investing primarily in equities of assets in U.S. government and corporate debt rated A or higher.

•	Oakmark Select Class II – Fund seeks long-term capital appreciation by investing primarily in domestic-equity securities.

•	MFS Massachusetts Investors Growth Fund – Fund seeks long-term growth of capital and future income, rather than current income by investing primarily in common stocks and convertibles issued by companies exhibiting above-average prospects for long-term growth.

•	MFS New Discovery Fund – Fund seeks capital appreciation by investing in emerging growth companies.

•	MFS Mid-Cap Growth Fund – Fund seeks long-term growth of capital by investing in equity securities of companies with medium market capitalizations.

•	State Street Research Aurora Fund – Fund seeks high total return by investing in small company value stocks.

•	Evergreen Money Market Fund – Fund seeks high level of current income as is consistent with preservation of capital and providing liquidity by investing in high quality money market instruments.

•	BankAtlantic Stock Fund – Fund invests in the Class A common stock of BankAtlantic Bancorp, Inc. the parent company of the plan sponsor, BankAtlantic.

BankAtlantic Security Plus Plan
Notes to Financial Statements
December 31, 2002 and 2001

Contributions

a. Basic Tax-Deferred Matched Contributions

Prior to January 1, 2002, participants were permitted to contribute not less than 2% nor more than 6% of compensation. As of January 1, 2002, the Company switched to a safe-harbor plan administered by a third party and the Plan was amended to allow participants to contribute not less than 1% nor more than 75% of compensation, not to exceed $11,000 for the year ended December 31, 2002 or $12,000 if the participant turns 50 by December 31, 2002. Contribution percentages may be changed effective the first pay period following January 1, April 1, July 1 or October 1 if at least two (2) weeks advance notice is given.

b. Supplemental Tax-Deferred Contributions

In addition, prior to January 1, 2002 participants were permitted to contribute in excess of 6% and up to 20% of compensation, not to exceed $10,500 for the year ended December 31, 2001. For employees that fall within the highly compensated category, maximum contributions were 6% of compensation for the year ended December 31, 2001.

c. Definition of Compensation

Compensation represents what is actually paid to a participant including overtime pay, bonuses, and certain other forms of extraordinary compensation, and excludes any pre-tax contributions made by the employee to any plan involving IRS qualified salary reduction sponsored by the Employer. Additionally, auto allowances and referral fees are also excluded from compensation. Compensation for purposes of the Plan is limited to $200,000.

d. Rollover Contributions

Participants are permitted to transfer funds from another qualified plan or trust which represents a qualifying rollover distribution under the applicable provisions of the Internal Revenue Code.

Employer-Matching

Effective January 1, 2002, the employer contribution match was 100% on the first 3% of each participant’s contribution and a 50% match on the next 2% of each participant’s contribution. The employer match contributions are funded biweekly and vest immediately. In addition, for each plan year, the Company may contribute a discretionary non-safe harbor match which would be vested 20% each year, after one year of service. There was no discretionary non-safe harbor match during the year ended December 31, 2002.

BankAtlantic Security Plus Plan
Notes to Financial Statements
December 31, 2002 and 2001

Eligibility For Distribution

Participants’ vested interest from all accounts are eligible for distribution upon death, disability or normal retirement. Distribution will be made in either a lump sum or over a period not exceeding ten (10) years. On termination of service, if a participant’s account balance is greater than $5,000, a participant’s account may be distributed to the participant in the form of a single lump-sum payment upon receipt of participant’s consent. Participants may delay receiving benefits until attainment of age 65. Terminated participants whose account balance is less than $5,000 receive automatic distributions. At December 31, 2002 and 2001, amounts allocated to accounts of terminated persons who have not yet been paid totalled $26,559 and $291,588, respectively.

Forfeitures

At a participant’s termination date, the aggregate amount of Employer contributions not vested is placed in his or her forfeiture account. The amount in the forfeiture account is the amount forfeited at the end of the Plan year in which the first of the following events occurs: (1) the participant receives a lump sum distribution of all amounts to which he or she is entitled from the Plan; and (2) the participant incurs five one-year breaks-in-service. Such amounts forfeited are used to reduce the Employer’s future contributions. During the year ended December 31, 2002 the amount of forfeited non vested accounts was $37,417. At December 31, 2002 and 2001, forfeited non vested accounts available to reduce future Employer contributions totalled $37,417 and $55,462, respectively.

Investment And Earnings

Participants may elect to invest all pre-tax and rollover contributions within the various investment options. Investment elections can be changed on a daily basis. Earnings are allocated in proportion to the participants’ weighted average account balances during the period.

Loans

A participant can borrow an amount of not less than $500 nor in excess of 50% of the vested portions of their account as of the date on which the loan is approved. The amount of the loan is limited to the lesser of: 1) one-half of the participant’s vested account balance; or 2) $50,000 reduced by the excess of the participant’s highest outstanding balance of loans from the Plan during the one-year period before the date of the loan. Loan transactions are treated as a transfer to (from) the investment fund from (to) participants loans receivable. Loan terms range from 1-5 years to up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and accrue interest at a rate which is comparable to those of most major lending institutions. Interest rates vary depending on the current prime interest rate. Principal and interest is paid ratably through payroll deductions. All principal and interest payments are allocated to the Plan’s investment funds based on the participant’s investment elections at the time of payment. Loans which are granted and repaid in compliance with the Plan provisions will not be considered distributions to the participant for tax purposes.

BankAtlantic Security Plus Plan
Notes to Financial Statements
December 31, 2002 and 2001

Hardship Withdrawal

A participant can withdraw from the Plan, part or all of his contributions for a financial hardship. The trustees shall determine what portion or all of such account balance is necessary to alleviate the hardship. A financial hardship must be for one of the reasons specified below:

1.	Medical expense incurred by the participant, the participant’s spouse, or any dependents of the participant;
2.	The purchase (excluding mortgage payments) of a principal residence of a participant;
3.	Tuition for the next semester or quarter of post secondary education for the participant, his or her spouse, children, or dependents of the participant; or
4.	The need to prevent the eviction of the participant from his principal residence or foreclosure on the mortgage of the participant’s principal residence.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in any combination of mutual funds and the BankAtlantic stock fund. These securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with these securities and the level of uncertainty related to changes in value of these securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

Administrative Expenses

Administrative expenses of the Plan are paid directly by the Employer and are not included in the accompanying financial statements.

BankAtlantic Security Plus Plan
Notes to Financial Statements
December 31, 2002 and 2001

Investments

Short-term money market instruments are stated at cost, which approximates fair value. Mutual funds and BankAtlantic stock fund are valued at quoted market prices, which represent the fair value of the securities. Participant loans receivable are stated at cost.

Purchases and sales of securities are recorded on a trade-date basis. The Plan presents in the statements of changes in net assets available for plan benefits, the net appreciation (depreciation) in the fair value of its investments which consists of unrealized appreciation (depreciation) on those investments and realized gains and losses. Dividends on mutual funds and the BankAtlantic stock fund are recorded on the record date. Interest income is recorded on the accrual basis. Dividends and interest on mutual funds and the BankAtlantic stock fund are part of the fair value of the investments in the statements of net assets available for plan benefits.

Benefits

Benefits are recorded when paid.

3. Investments

The Plan held the following investments whose aggregate estimated fair value equalled or exceeded 5% of the Plan’s net assets at December 31, 2002 and 2001:

	Number of Shares,		Number of Shares,
	Units or Principal		Units or Principal
	Amounts	Carrying Value	Amounts	Carrying Value

	2002		2001

American Funds Growth Fund	285,599	$5,275,020	297,688	$7,058,186
American Funds U.S. Government Securities Fund	96,795	1,348,350	—	—
American Funds Washington Mutual Investors Fund	218,903	5,146,412	196,909	5,562,692
American Funds EuroPacific Growth Fund	56,373	1,294,893	56,460	1,517,087
Oakmark Equity	73,024	1,312,245	—	—
Evergreen Money Market Fund	2,216,491	2,216,491	—	—
BankAtlantic Bancorp, Inc. Class A common stock	—	—	330,865	3,059,420
BankAtlantic Stock Fund	440,954	3,825,724	—	—

BankAtlantic Security Plus Plan
Notes to Financial Statements
December 31, 2002 and 2001

During 2002, the Plan’s investments depreciated in value as follows:

Mutual funds	$(3,486,849)
BankAtlantic Stock Fund	85,767

$(3,401,082)

4. Plan Termination

While the Company has not expressed any intention to do so, it may amend or terminate the Plan at any time. In the event of termination, Plan assets are payable to each participant in a lump sum equal to the balance in the participant’s account. In the event of termination, the participant’s account balance becomes 100% vested.

5. Tax Status

The Plan qualifies as a profit sharing plan under Section 401(a) of the Internal Revenue Code of 1986, as amended, (the “Code”) and also qualifies as a cash or deferred arrangement under Section 401(k) of the Code and, therefore, is exempt from federal income taxes under Section 501(a) of the Code. The Internal Revenue Service has determined and informed the Company by a letter dated November 1, 1995, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Under a plan qualified pursuant to Sections 401(a) and (k) of the Code, participants generally will not be taxed on contributions or matching contributions, or earnings thereon, until such amounts are distributed to participants or their beneficiaries under the Plan. The tax-deferred contributions and matching contributions are deductible by the Company for tax purposes when those contributions are made, subject to certain limitations set forth in Section 404 of the Code.

Participants or their beneficiaries will be taxed, at ordinary income tax rates, on the amount they receive as a distribution from the Plan, at the time they receive the distribution. However, if the participant or beneficiary receives a lump sum payment of the balance under the Plan in a single taxable year, and the distribution is made by reason of death, disability or termination of employment of the participant, or after the participant has attained age 59 1/2, then certain special tax rules may be applicable.

6. Reconciliation of Financial Statements to Form 5500

The Department of Labor Regulations requires benefits payable to participants to be accrued on Form 5500, Annual Return of Employee Benefit Plans, but benefits payable to participants are not accrued for financial statements prepared in conformity with accounting principles generally accepted in the United States of America.

BankAtlantic Security Plus Plan
Notes to Financial Statements
December 31, 2002 and 2001

The following is a reconciliation of net assets available for benefits from the financial statements to Form 5500:

	December 31,

	2002	2001

Net assets available for Plan benefits per the financial statements	$23,717,334	$23,276,991
Amounts allocated to withdrawing participants	(26,559)	(291,588)

Net assets available for benefits per Form 5500	$23,690,775	$22,985,403

The following is a reconciliation of benefits paid to participants from the financial statements for the year ended December 31, 2002 to Form 5500:

Benefits paid to participants per the financial statements	$2,073,484
Add: Amounts allocated to withdrawing participants at December 31, 2002	26,559

Less: Amounts allocated to withdrawing participants at December 31, 2001	(291,588)
Benefits paid to participants per Form 5500	$1,808,455

Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payments prior to December 31 but not yet paid as of that date.

7. Related Party Transactions

Effective January 1, 1999, the Plan’s investment options included BankAtlantic Bancorp, Inc. Class A common stock. BankAtlantic, the Plan’s sponsor, is a wholly owned subsidiary of BankAtlantic Bancorp, Inc. As a consequence, all purchases and sales of BankAtlantic Bancorp, Inc. Class A common stock qualify as party-in-interest transactions. Effective January 1, 2002, all the investments in BankAtlantic Bancorp, Inc. Class A common stock were transferred to the BankAtlantic stock fund. During the year ended December 31, 2002, the BankAtlantic stock fund purchased $1,143,367 of BankAtlantic Bancorp, Inc. Class A common stock.

8. Prohibited Transaction

During the year ended December 31, 2002, the Company was not timely in remitting certain employee contributions to the custodian when the Plan was changing administrators. These amounts were treated as loans by the Plan to the Company bearing interest at 6.00%. The contribution receivable is required to be paid to the Plan from the Company in accordance with Department of Labor and ERISA regulations.

BankAtlantic Security Plus Plan

Schedule of Assets Held for Investment Purposes at End of Year
December 31, 2002

		Number of
	Description of Investment	Shares,
Identity of	Including Maturity Date, Rate of	Units or
Issue, Borrower, Lessor	Interest, Collateral, Par or	Principal	Current
or Similar Party	Maturity Value	Amounts	Value

The American Funds Group	The Growth Fund of America	285,599	$5,275,020
The American Funds Group	U.S. Government Securities Fund	96,795	1,348,350
The American Funds Group	Washington Mutual Investors Fund	218,903	5,146,412
The American Funds Group	EuroPacific Growth Fund	56,373	1,294,893
The American Funds Group	Bond Fund of America	30,993	393,607
The American Funds Group	New Perspective Fund	20,143	363,388
Harris Associates	Oakmark Equity	73,024	1,312,245
Harris Associates	Oakmark Select Class II	18,915	448,471
MFS Investment Management	Massachusetts Investors Growth Fund	47,462	438,074
MFS Investment Management	New Discovery Fund	37,093	423,968
MFS Investment Management	Mid-Cap Growth Fund	22,122	125,212
State Street Research & Management	Aurora Fund	14,083	363,338

Subtotal Mutual Funds			16,932,978

Evergreen Funds	Select Money Market Fund	2,216,491	2,216,491
MetLife Insurance Company*	BankAtlantic Stock Fund	440,954	3,825,724
Loans to participants of the Plan*	Rates range from 4.25% to 9.20%
	with various original maturities
	of 1 to 10 years	—	739,761

Total assets held for investment			$23,714,954

*   Represents a party in interest to the Plan.

See accompanying Report of Independent Certified Public Accountants

BankAtlantic Security Plus Plan

Schedule of Non-Exempt Transactions
For the Year Ended December 31, 2002

	(b) Relationship	(c)Description of transactions				(g) Expenses
	to plan, employer	including maturity date, rate				incurred in		(I) Current
(a) Identity of	Or other party-	of interest, collateral, par	(d) Purchase	(e) Selling	(f) Lease	connection with	(h) Cost of	value of	Net gain
party involved	in-interest	or maturity value	price	price	rental	transactions	asset	asset	(loss)

BankAtlantic	Plan Sponsor	Employee contributions not timely remitted to the Plan. Interest at 6.00%	$133,728	$—	$—	$—	$—	$133,728	$—

See accompanying Report of Independent Certified Public Accountants

EXHIBIT 23.1

Consent Of Independent Certified Public Accountants

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-82489) of BankAtlantic Bancorp, Inc. of our report dated June 23, 2003 relating to the financial statements of BankAtlantic Security Plus Plan, which appears in this Form 11-K.

/s/ PricewaterhouseCoopers LLP

Fort Lauderdale, Florida
June 25, 2003

EXHIBIT 23.2

INDEPENDENT AUDITORS’ CONSENT

To the Participants and Administrator of
BankAtlantic Security Plus Plan:

We consent to incorporation by reference in the Registration Statement (No. 333-82489) on Form S-8 of BankAtlantic Bancorp, Inc. of our report dated June 7, 2002, relating to the statement of net assets available for plan benefits of the BankAtlantic Security Plus Plan as of December 31, 2001 which report appears in the December 31, 2002 annual report on Form 11-K of the BankAtlantic Security Plus Plan of BankAtlantic Bancorp, Inc.

/s/ KPMG LLP

Fort Lauderdale, Florida
June 25, 2003

Certification pursuant to 18 U.S.C. Section 1350,
as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report on Form 11-K of BankAtlantic Security Plus Plan (the “Plan”) for the year ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Alan B. Levan, Chief Executive Officer of BankAtlantic, the sponsor of the Plan, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

     1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

     2) the information contained in the Report fairly presents, in all material respects, the net assets available for plan benefits and changes in net assets available for plan benefits of the Plan.

By: /s/ Alan B. Levan

Alan B. Levan
Chief Executive Officer
June 26, 2003

The foregoing certificate is provided solely for purposes of complying with Section 906 of the Sarbanes-Oxley Act of 2002 and for no other purpose whatsoever. Notwithstanding anything to the contrary set forth herein or in any of the Plan’s previous filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, that might incorporate the Plan’s future filings, including this Annual Report on Form 11-K, in whole or in part, this Certificate shall not be incorporated by reference into any such filings. A signed original of this written statement required by Section 906 has been provided to the Plan and will be retained by the Plan and furnished to the Securities and Exchange Commission or its staff upon request.

Certification pursuant to 18 U.S.C. Section 1350,
as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report on Form 11-K of BankAtlantic Security Plus Plan (the “Plan”) for the year ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, James A. White, Chief Financial Officer of BankAtlantic, the sponsor of the Plan, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

     1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

     2) the information contained in the Report fairly presents, in all material respects, the net assets available for plan benefits and changes in net assets available for plan benefits of the Plan.

By: /s/ James A. White

James A. White
Chief Financial Officer
June 26, 2003

The foregoing certificate is provided solely for purposes of complying with Section 906 of the Sarbanes-Oxley Act of 2002 and for no other purpose whatsoever. Notwithstanding anything to the contrary set forth herein or in any of the Plan’s previous filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, that might incorporate the Plan’s future filings, including this Annual Report on Form 11-K, in whole or in part, this Certificate shall not be incorporated by reference into any such filings. A signed original of this written statement required by Section 906 has been provided to the Plan and will be retained by the Plan and furnished to the Securities and Exchange Commission or its staff upon request.